Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Robert Shapiro, Senior Staff Accountant

Re:	Intelsat S.A.
Form 20-F for the fiscal year ended December 31, 2018
Filed February 20, 2019
File No. 001-35878

Dear Mr. Shapiro:

In connection with Intelsat S.A.’s (the “Company”, “we”, “us”, or “our”) Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) as referenced above, we are writing in response to the comments of the staff in the Division of Corporation Finance, Office of Telecommunications (the “Staff”), of the Commission received by letter dated April 2, 2019.

Set forth below are our responses to the Staff’s comments.  For the Staff’s convenience, each comment provided is printed below in bold italics and is followed by our response.

Form 20-F for the fiscal year ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(c) Revenue Recognition, page F-10

1.
Please tell us and revise your future filings to disclose the measure of progress associated with each type of product and service revenue.  Please tell us how you determined that these methods provide a faithful depiction of the transfer of goods or services to the customer.  Please refer to ASC 606-10-25-31 through 25-33 and ASC 606-10-50-18.

Response

We earn revenue primarily by providing satellite services to our customers (“satellite services”).  Our customers generally obtain satellite services from us by placing an order pursuant to a master services agreement. Our service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network.

United States Securities and Exchange Commission
Division of Corporation Finance
April 12, 2019
Page 2
In each period, the Company’s obligation is to make our services available to the customer (stand-ready).  We considered whether the criteria for transfer over time in ASC 606-10-25-27(a) is met for our products and services and then we considered the appropriate method for measuring progress in accordance with paragraphs 606-10-25-31 through 25-37. In our case, the customer simultaneously receives and consumes the benefits provided by the entity’s performance as we perform. The customer benefits continuously as time elapses and the services provided by the Company are used continuously.  We believe that, given our services are stand-ready obligations that are available continuously, it is the passage of time that most faithfully reflects our satisfaction of the performance obligation.
Consistent with our satellite services, we considered whether the criteria for transfer over time in ASC 606-10-25-27(a) is met for our satellite related consulting and technical services, tracking, telemetry and commanding services and in-orbit back up services and then we considered the appropriate method for measuring progress in accordance with paragraphs 606-10-25-31 through 25-37. In our case, the customer simultaneously receives and consumes the benefits provided by the entity’s performance as we perform over the term of the arrangements.
In response to the Staff’s comment, we plan to revise our disclosure in future filings to clarify how the measure of progress for each type of product or service provides a faithful depiction of goods and services consistent with ASC 606-10-25-31 through 25-33 and ASC 606-10-50-18.

2.
You disclose on page 47 that the pricing of your services is generally fixed for the duration of the service commitment.  For each service type, please tell us and revise your future filings to disclose if the total contract price is fixed or if the price per unit of goods or services transferred is fixed (and the number of units transferred may be variable).  Please refer to ASC 606-10-50-12(b).

Response
In the vast majority of contracts relating to each of our service types, including the following on-network services:  transponder services, managed services and channel and the following off-network services: transponder, mobile satellite services and other, and satellite-related services, while the number of units or price per unit in our multi-year contracts may be different by year or another time period, the number of units and price per unit are fixed for each defined time period and the total contract price is fixed, resulting in no variable consideration within our contracts.
 In response to the Staff’s comment, we plan to revise our disclosures in future filings to include further clarification of how pricing is reflected in contracts for each service type.

3.
We note your disclosure on page F-12 that when more than one party is involved in providing good or services to a customer, you generally recognize the transaction on a gross basis.  Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis.  In

United States Securities and Exchange Commission
Division of Corporation Finance
April 12, 2019
Page 3

addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements.  Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response

As the Staff notes, we generally report revenues from arrangements where more than one party is involved on a gross basis. These arrangements include instances where we procure equipment from vendors and sell to third party customers, when we enter into revenue sharing arrangements with other parties and when we purchase capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on Intelsat’s network.  The instances where we procure equipment and resell to third party customers and our revenue sharing arrangements are not material to our consolidated revenue (less than 2% on a gross basis).  Our third-party capacity arrangements (off-network) are more significant and, in determining whether we are the principal or the agent in these arrangements, we consider whether or not we control the service before it is transferred to the customer.  In this determination, we consider the definition of control as set forth in ASC 606-10-25-25.  When we purchase satellite transponder capacity from a third party, we have the ability to direct the use of and obtain substantially all of the remaining benefits from the purchased capacity. We obtain the right to the service to be performed by the third party, which gives the Company the ability to direct that party to provide the service to the customer on the Company’s behalf. No other third party can direct the use of or obtain any benefits from the capacity.

            We also considered the factors in ASC 606-10-55-39 in the Company’s determination of control. In the vast majority of cases, when we resell capacity to third party customers, we are primarily responsible for the fulfillment of the services and acceptability of the service.   Additionally, the Company has full discretion in establishing the pricing for transponder services with the customer and assumes the credit risk associated with capacity purchased from the third-party.   In the event the service is not acceptable to the customer, we are required to identify an alternative solution.  Based on these considerations, we have concluded that we are the principal in the transaction for these arrangements.  When these factors are not met, the Company recognizes revenue for third-party capacity arrangements on a net basis.  The arrangements where revenue is recognized on a net basis represent less than 1% of our consolidated revenue.

            In response to the Staff’s comment, we plan to revise our disclosure in future filings to clarify our assessment of control over third party capacity.

*          *          *          *          *

If you have any questions, please do not hesitate to contact Jacques Kerrest at (703) 559-6869, Sajid Ajmeri, Vice President, Corporate & Securities at (703) 559-7601, or Brian V. Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at 202-371-7180.

United States Securities and Exchange Commission
Division of Corporation Finance
April 12, 2019
Page 4

Sincerely yours,

Intelsat S.A.

/s/ Jacques Kerrest
Jacques Kerrest
Executive Vice President & Chief Financial Officer

cc:	Lisa Etheredge, Senior Staff Accountant
U.S. Securities and Exchange Commission

Stephen Bacica, Vice President and Controller
Michelle Bryan, Executive Vice President, General Counsel, Chief Administrative Officer & Secretary
Intelsat S.A.